S 19011304

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-28694

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/18** (MM/DD/YY) AND ENDING **06/30/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lamon & Stern, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1950 North Park Place, Suite 100
(No. and Street)

Atlanta	**GA**	**30339**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hollis M. Lamon **(770) 951-8411**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Suite 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
AUG 2 9 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, **Hollis M. Lamon**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Lamon & Stern, Inc.**, as of **June 30, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Hollis M. Lamon
Signature

President
Title

Michelle D. Farmer
Notary Public
My Comm. expires Aug. 9, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Lamon & Stern, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lamon & Stern, Inc. (the "Company") as of June 30, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

August 27, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Lamon & Stern, Inc.
Statement of Financial Condition
June 30, 2019

Assets		
Cash	$	197,357
Accounts receivable		124,264
Furniture, equipment and leasehold improvements net of accumulated depreciation of $41,670		1,344
Deposit with clearing broker-dealer		25,000
Total assets	$	347,965
Liabilities and stockholder's equity		
Liabilities		
Accrued commissions		26,789
Accounts payable and accrued expenses		8,844
Income taxes payable		6,669
Total liabilities		42,302
Stockholder's equity		
Common stock, $1 par value, 100,000 shares authorized, 500 shares issued and outstanding		500
Additional paid-in capital		6,149
Retained earnings		299,014
Total stockholder's equity		305,663
Total liabilities and stockholder's equity	$	347,965

See accompanying notes.

Lamon & Stern, Inc.
Statement of Operations
June 30, 2019

Revenues	
Fees for account supervision	$ 1,233,798
Commissions	17,271
Interest	2,716
Total revenues	1,253,785
Expenses	
Employee compensation and benefits	998,436
Occupancy and equipment	29,661
Clearing fees	17,503
Technology and communications	16,927
Other expenses	159,013
Total expenses	1,221,540
Total operating income	32,245
Income tax expense	21,020
Net income	$ 11,225

See accompanying notes.

Lamon & Stern, Inc.
Statement of Changes in Stockholder's Equity
June 30, 2019

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings
Balance, June 30, 2018	500	$ 500	$ 6,149	$ 300,762
Adjustment to reflect understatement of 2018 revenue				39,677
Balance, June 30, 2018, as adjusted				340,439
Dividends	-	-	-	(52,650)
Net income	-	-	-	11,225
Balance, June 30, 2019	500	$ 500	$ 6,149	$ 299,014

See accompanying notes.

Lamon & Stern, Inc.
Statement of Cash Flows
June 30, 2019

Cash flows from operating activities		
Net income	$	11,225
Items which do not impact cash		
Depreciation		220
Adjustment to beginning retained earnings for prior year understatement of revenue		39,677
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in:		
Accounts receivable		(28,350)
Deferred tax asset		14,351
Accounts payable and accrued expenses		(248)
Accrued commisions		(5,107)
Income taxes payable		6,669
Net cash provided by operating activities	$	38,437
Cash flows from financing activities		
Dividends paid to stockholder		(52,650)
Net cash used in financing activities		(52,650)
Net decrease in cash		(14,213)
Cash and cash equivalents, beginning of year		211,570
Cash and cash equivalents, end of year	$	197,357

See accompanying notes.

Lamon & Stern, Inc.
Notes to Financial Statements
June 30, 2019

1.General

The Company is incorporated under the laws of the State of Georgia. It operates as a broker of securities and is a member of FINRA (Financial Industry Regulatory Authority).

The Company clears all transactions with and for customers on a fully disclosed basis with a national clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer and, as such, is exempt from the computation for determination of reserve requirements pursuant to SEC rule 15c3-3 and information relating to the possession or control requirements under SEC rule 15c3-3.

2.Summary of Significant Accounting Policies

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in banks located in Georgia. From time to time, balances may exceed FDIC insured limits.

Deposits with Clearing Agent

Deposits are held by a clearing agent as a condition of the Company's Fully Disclosed Clearing Agreement.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost. Furniture and equipment are depreciated over five to seven years using straight-line and accelerated methods. Depreciation expense for the year ended June 30, 2019 amounted to $220.

Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Revenue Recognition

The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective July 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received periodically and are recognized as revenue in the period in which performance obligations are satisfied.

The Company recognizes commission revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

Application of the standard in the current year using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for net operating loss carry forwards and temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

New Accounting Pronouncements

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were issued.

3.Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (rule 15c3-l), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of June 30, 2019, the ratio of aggregate indebtedness to net capital ratio was .20 to 1 and net capital was $206,844, which exceeded the minimum net capital requirements by $156,844.

4.Employee Benefits

The Company has established the Lamon & Stern, Inc. 401(k) Profit Sharing Plan (the Plan) under Section 40l(k) of the Internal Revenue Code. The Plan is a defined contribution savings plan covering substantially all employees of the Company. The Company may, at its discretion, make employer contributions. Discretionary employer contributions to the Plan were approximately $58,000 for the year ended June 30, 2019.

5.Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of tax currently payable or refundable plus effects of deferred taxes. Deferred tax assets and liabilities represent the future tax return consequences of those differences that will be either deductible or taxable when the assets and liabilities are recovered or settled. The deferred tax expense for the year ended June 30, 2019 arises from the realization of approximately $58,000 of net operating losses incurred during prior years. Income tax expense in the statement of operations differs from expected income tax expense based on the statutory rate primarily due to the adjustment to beginning retained earnings that is taxable in 2019. Income tax expense for the year ended June 30, 2019 consists of the following:

Current income taxes	$ 6,669
Deferred tax expense	14,351
Total income tax expense	$21,020

The deferred tax asset and liability at June 30, 2019 are not significant.

6.Commitments and Contingencies

The Company leases office premises under a month to month agreement. Rent expense for the year ended June 30, 2019 was approximately $23,000.

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at June 30, 2019.

7.Concentrations

During fiscal year 2019, the Company had two customers that accounted for approximately 27% of total revenues.

Lamon & Stern, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of The Securities and Exchange Commission Act of 1934
as of June 30, 2019

Net Capital:	
Total stockholder's equity	$ 305,663
Less non-allowable assets:	
Property and equipment	(1,344)
Accounts receivable, net	(97,475)
	(98,819)
Net capital before haircuts	206,844
Less haircuts	-
Net capital	206,844
Less required net capital	50,000
Excess net capital	156,844
Aggregate indebtedness	42,302
Ratio of aggregate indebtedness to net capital	.20 to 1.0

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5, as amended, as of June 30, 2019.

There is no significant difference between net capital above and net capital as reported in Part II A of Form X-17a-5, as amended, as of June 30, 2019.

Schedule II

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As Of June 30, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Schedule III

Information Relating to the Possession of Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As Of June 30, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Lamon & Stern, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report as of and for the fiscal year ended June 30, 2019, in which Lamon & Stern, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lamon & Stern, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions"); and, (2) Lamon & Stern, Inc. stated that Lamon & Stern, Inc. met the identified exemption provisions through the aforementioned fiscal year without exception. Lamon & Stern, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lamon & Stern, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

August 27, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

LAMON & STERN, INC.
INVESTMENT AND FINANCIAL CONSULTANTS
Suite 100, 1950 North Park Place
Atlanta, Georgia 30339
770-951-8411 Fax 770-951-1184

Broker Dealers Annual Exemption Report

Lamon & Stern, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

Lamon & Stern met the aforementioned exemption provisions throughout the most recent year ended June 30, 2019 without exception.

Hollis M. Lamon
August 27, 2019